CORPORATE SERVICES AGREEMENT

This Corporate Services Agreement (the “Agreement”) is made as of the 1st day of June, 2008

BETWEEN:

HUNTER DICKINSON INC. (to be renamed Hunter Dickinson Services Inc.), a company incorporated under the federal laws of Canada

(hereinafter referred to as “HD Services”),

OF THE FIRST PART

TASEKO MINES LIMITED, a company incorporated under the laws of British Columbia

(hereinafter referred to as “TKO”),

OF THE SECOND PART

(collectively, HD Services and TKO are the “Parties” and each is a “Party”)

WHEREAS:

A.

HD Services is a company established to provide technical, geological, corporate communications, administrative and management services for public companies involved in the acquisition, exploration and development of natural resource properties; and

B.	TKO and HD Services have agreed that HD Services will provide technical, geological, corporate communications, administrative and management services as more particularly described herein.

NOW THEREFORE, in consideration of the premises and of the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which consideration each Party acknowledges, the Parties agree as follows:

ARTICLE 1 - ENGAGEMENT

1.01                  Engagement

During the term of this Agreement, which shall be determined in accordance with Article 7 (the “Term”), HD Services shall, subject to the terms and conditions hereof, supply technical, geological, corporate communications, administrative and management services as more particularly described in sections 1.02, 1.03 and 1.04 (the “Corporate Services”) to TKO.

1.02                  Program Services

Subject to receipt of a written request by TKO in accordance with section 1.05, HD Services shall together with TKO management and such other consultants as TKO chooses to involve, review the resource property portfolio of TKO with a view to making recommendations for the design and implementation of programs of exploration and/or development (“Programs”) for the mineral properties of TKO. Such recommendations shall be accompanied by reasonable details of the proposed Program, including scheduling, description of activities and budgets. Upon written mutual acceptance of such Program(s) by TKO and HD Services (with or without variations that the Parties may agree, and where acceptance is in the sole discretion of each Party), HD Services shall carry out each Program and shall generally:

(a)	provide and/or retain the necessary technical and support staff;

(b)

negotiate third party service contracts for execution by TKO, or subject to the agreed terms of implementation of the Program(s), execute such contracts as agent for TKO. Such third party contracts may include (without limitation) geophysical and geochemical surveys, sampling, line cutting, diamond drilling, engineering, environmental, independent analyses and reporting and such other work as has been agreed in respect of such Program;

(c)	apply for necessary regulatory permits and licences;

(d)	provide field staff to supervise and oversee the work of HD Services staff and subcontractors;

(e)

obtain appropriate insurance and assist in making application and relevant filings pertaining to the maintenance of titles to the property as well as filing of assessment work respecting exploration work carried out; and

(f)	provide general administration of the Program including accounting, payment of third party invoices and reporting thereon,

(collectively, the “Program Services”).

1.03                  General Corporate Services

Subject to receipt of a written request by TKO in accordance with section 1.05 which is agreeable to HD Services, HD Services shall also:

(a)

perform general corporate services for TKO as required in relation to, but not limited to other matters such as administration, accounting, legal, regulatory reporting, management information and information technology services and personnel, but excluding corporate finance, funding and treasury functions.

(b)

provide incidental assistance with corporate communications programs, including investor relationship management, HD Services website services, and corporate brochures regarding TKO; provided that these services shall not constitute professional investor relations services as defined by the TSX Venture Exchange, if applicable, or other regulatory policies.

1.04                  Other Services

Subject to receipt of a written request by TKO in accordance with section 1.05 which is agreeable to HD Services, HD Services shall also provide to TKO services within its expertise in addition to those described in sections 1.02 and 1.03. Services referred to in section 1.02, 1.03 and 1.04 are herein “Corporate Services”.

1.05                  Requested Corporate Services to be Evidenced in Writing

The Corporate Services to be provided by HD Services to TKO shall generally be agreed on an annual basis and shall be initiated by TKO in a written communication and indicate TKO’s requirements and expectations in reasonable detail, including required timing. HD Services shall promptly respond to this request with a written proposal and shall mutually agree with TKO upon the level, degree and cost of contracted Corporate Services for the next twelve months, such agreement to be evidenced by a document in writing signed by the CEO of TKO and the CEO of HD Services. The Parties shall use their commercially reasonable efforts to develop and agree upon such Corporate Services at least three months in advance of the annual renewal period of this Agreement.

1.06                  Standard of Care

HD Services shall provide the Program Services and the Corporate Services (together the “Services”) in a proper and workmanlike and efficient manner, in accordance with accepted mining industry standards and practices and shall exercise the degree of care and skill that a reasonably prudent advisor would exercise in comparable circumstances. HD Services shall comply with the terms of TKO’s licences, permits, contracts and other agreements pertaining to the material mineral properties of TKO and applicable laws.

1.07                  Independent Contractor

In the performance of the Services HD Services, shall act as an independent contractor, and as agent of TKO only to the extent expressly mandated in the agreed written Program or Corporate Services implementation. Nothing herein shall constitute or be construed to be or create a partnership or joint venture between HD Services and TKO and/or its affiliates. All debts and liabilities to third persons incurred by HD Services in the course of providing the Services in accordance with this Agreement shall be deemed to be the debts and obligations of TKO only and HD Services and its affiliates shall be indemnified by TKO in respect of such debts and liabilities to such third parties. HD Services shall inform third parties with whom it deals on behalf of TKO that it does so on behalf of TKO, and may take any other reasonable steps to carry out the intent of this section 1.07. For purposes of administration of any Program, the status of TKO as manager or operator of any of TKO’s joint venture and other operating agreements in respect of which it is manager or operator is not intended to be in any way affected by this Agreement. HD Services’ role in relation to any such Program shall solely be as an independent contractor providing advice and services to TKO.

ARTICLE 2 - PAYMENTS TO HD SERVICES

2.01                  Program Budget

The fees payable by TKO to HD Services for the Program Services in accordance with Article 2 shall be included in the budget forming part of any Program approved by TKO in accordance with section 1.02. HD Services shall promptly notify TKO of any material departure from the budget of an adopted Program (a “material departure” for such purposes being an increase above budgeted costs of more than 10% (ten percent)). Amendments to a Program must be agreed to in writing by TKO and HD Services, including amendments to the budget, failing which TKO may terminate the relevant Program. Notwithstanding the foregoing, HD Services shall not be required to itself bear the cost of any material departures. Nothing contained in this Agreement shall oblige HD Services, in the absence of express agreement to the contrary, to incur any indebtedness for or on behalf of, or advance any credit to TKO.

2.02                  Monthly Fee

TKO shall pay a monthly fee to HD Services for those Corporate Services provided to TKO (the “Monthly Fee”). The Monthly Fee shall be calculated on the basis of the time spent by HD Services employees and other staff providing such Corporate Services and based on the rates set out in the HD Services Charge-Out Rates Schedule attached hereto as Annexure A, which rates may be amended from time to time by HD Services by providing to TKO, on not less than 30 days advance notice, an updated HD Services Charge-Out Rate Schedule. HD Services acknowledges and agrees that such rate currently, and shall be amended from time to time to reflect the actual costs of providing such services. The Monthly Fee, with reference to the rates in Annexure A, shall be invoiced by HD Services monthly on a cost recovery basis. In addition, TKO shall pay directly or reimburse HD Services in respect of third party expenditures incurred by HD Services in respect of the Corporate Services and Programs and such expenditures will be invoiced by HD Services monthly on a cost recovery basis. For greater certainty, the Parties acknowledge and agree that HD Services shall operate on a not-for-profit basis. HD Services shall provide TKO with such further information as it may reasonably request in relation to any amount shown on any such invoice, including reasonably satisfactory evidence of any reimbursable costs. All invoices shall be payable no later than five (5) business days after presentation. The aggregate annual salaries of the principals of HD Services directly or indirectly paid by TKO and those other corporations that HD Services provides services to will be provided to TKO by HD Services prior to execution hereof.

2.03                  Invoices

TKO agrees to promptly pay HD Services invoices and also agrees to advance funds against written cash calls (in the form of invoices) for reasonably immediate expenditure requirements of HD Services such as to pay for or secure services, to secure equipment, contractors, deposits and the like and to honour all agreements which HD Services enters into in good faith on behalf of TKO with third parties in the course of performing the Corporate Services.

2.04                  Sales Taxes, No Set-offs

The amounts to be billed by HD Services for Corporate Services and third party costs under this Article 2 are subject to any GST or other general sales tax, value added tax or any like service or sales tax which may be payable from time to time. All amounts payable under this Agreement shall be paid by TKO free and clear of any deductions or claims for set-offs. If any amounts are required to be withheld by applicable law, TKO shall be obliged to pay an additional amount over the amount invoiced as will leave HD Services receiving the same net amount as HD Services invoiced for. Any such additional amount paid for withholding by TKO will be refunded if recovered by HD Services and HD Services will promptly apply to recover or reduce any such withholding amounts.

2.05                  Interest

If either Party defaults in the payment when due of any sum payable under this Agreement (howsoever determined) the liability of such Party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at the rate of LIBOR plus 4% (four percent). Such interest shall accrue from day to day. For such purposes, “LIBOR” means the interest rate per annum for deposits in US dollars for a ninety (90) day period which appears on the Reuters LIBO page (or such other page or pages as may replace that page or pages on that service for the purpose of displaying offered rates of leading banks for London interbank deposits in US dollars) at or about 11:00 a.m. London time on the business day in London before and for value on the first day of such period, provided that, if two or more such offered rates are indicated on such display, LIBOR shall be the rate that equals the arithmetic mean (expressed as a decimal fraction to five decimal places) of such offered rates, and provided further that if such period is not equal to any period shown on such page, LIBOR shall be the rate determined by interpolation from the rates for the next longer and next shorter periods shown on such page, using the number of days as the basis for the interpolation, expressed as a decimal fraction to five decimal places.

2.06

[Deleted Text: Provision related to the granting of stock options by TKO.]

ARTICLE 3 - NON EXCLUSIVITY AND OPPORTUNITIES

3.01                  Non Exclusive Services

The Corporate Services provided by HD Services to TKO hereunder are not intended by either Party to be exclusive. TKO reserves the right to appoint additional advisors to render similar or other services and HD Services shall be free to render similar or other services to other parties on such terms and conditions as it may agree; provided, however, such terms and conditions are no more favourable to the third party recipient than those contained in this Agreement.

3.02                  Opportunities, Conflicts of Interest and Confidentiality

The Services to be provided by HD Services are intended to be limited to mineral properties in which TKO holds an interest as of the date hereof or in which it may later acquire an interest.

Accordingly, TKO acknowledges that HD Services shall not have any obligation to provide any information or advice to TKO respecting other resource property prospects or like opportunities (“Opportunities”) which come to the attention of HD Services, except that for purposes hereof certain Opportunities shall be deemed to be “Prohibited Opportunities” as follows:

(a)

Opportunities that are derived by HD Services from Confidential Information (as defined below) belonging to TKO as a consequence of Confidential Information either being provided to HD Services or being generated by HD Services on behalf of TKO, in connection with providing the Services to TKO;

(b)	Opportunities that are presented to HD Services by any third party for the express benefit of or for the specific attention of TKO;

(c)	Opportunities which can be demonstrated to have been discovered by HD Services directly as a result of the provision of Services to TKO;

(d)	Opportunities which are known to HD Services to relate to properties that TKO is actively investigating or negotiating for, whether that involves obtaining advice from HD Services or not;

(e)

Properties which are located within a 50 kilometre radius, or such lesser or greater geographic limits as the parties may establish from time to time, of an existing TKO property whether or not HD Services is providing any Services in connection with such TKO property.

For the purposes of this Section 3.02, Prohibited Opportunities shall be deemed to include Opportunities that are obtained by HD Services’ directors, officers, employees and other servants within the context of Section 3.02(a) to 3.02(e) . HD Services shall promptly notify TKO of any Prohibited Opportunities obtained or discerned during the Term, but nothing herein shall be deemed to be negligence on the part of HD Services if some Prohibited Opportunity is overlooked, it being the intention only to prevent HD Services from appropriating Prohibited Opportunities. An Opportunity which is acquired or pursued by HD Services more than two years after the Term shall in no event be deemed to be a Prohibited Opportunity.

TKO agrees it has no interest whatsoever in any Opportunities which come to the attention of HD Services, other than Prohibited Opportunities or Opportunities which TKO elects in writing not to pursue. Except as set out in this Section 3.02, HD Services is not under any fiduciary or like duty to TKO which will prevent or impede it from participating in, or enjoying the benefits of competing endeavours of a nature similar to the business of TKO and the legal doctrines of “corporate opportunity” or “business opportunity” shall have no application in respect of this Agreement, except as expressly provided above. HD Services shall take all reasonable steps to ensure compliance by its directors, officers, employees, associates and agents with the requirements of this Section 3.02.

3.03                  Services Through Agents or Affiliates

HD Services shall have the right to provide the Corporate Services, or portions thereof, through agents, affiliates or independent contractors; provided that HD Services shall ensure that such agents, affiliates or independent contractors comply with the terms and conditions of this Agreement that are relevant to the performance of their assigned tasks. HD Services shall ensure that such agents, affiliates or independent contractors contractually are legally responsible for their conduct under the standards applicable to HD Services pursuant to this Agreement.

ARTICLE 4 - INDEMNITY AND LIMIT ON LIABILITY

4.01                  TKO Indemnity

Subject to section 4.02, TKO hereby indemnifies and saves harmless HD Services and any of its directors, officers, employees, contractors and agents (each, an “HD Indemnified Person”) from and against any loss, liability, claim, demand, damage and expense (including reasonable legal fees) (each a “Claim” and collectively “Claims”) in connection with the provision of Corporate Services.

4.02                  Exclusion

The indemnity in section 4.01 shall not extend or apply to any Claim arising out of the fraud, wilful misconduct or negligence of the HD Indemnified Person as the case may be; provided that “negligence” shall be deemed not include any act or omission of the HD Indemnified Person done or omitted to be done, if resulting from:

(a)	the direction of, or with the knowledge and concurrence, of TKO; or

(b)	an action taken in good faith by the HD Indemnified Person to protect life or property.

4.03                  Limitation of Liability

Notwithstanding anything to the contrary contained in this Agreement, the liability of TKO to HD Services arising out of any Claims against HD Services or the indemnity set out in section 4.01 shall be limited to an amount equal to the aggregate of the amounts actually paid to or accrued in favour of HD Services in accordance with Article 2, save for reimbursable costs in accordance with section 2.03, during the year in which such Claims arise.

4.04                  HD Indemnity

HD Services hereby indemnifies and saves harmless TKO and any of its directors, officers, employees, contractors and agents (each, a “TKO Indemnified Person”) for any Claim arising out of the fraud, wilful misconduct or negligence of HD Services as the case may be; provided that “negligence” shall be deemed not include any act or omission of the HD Indemnified Person done or omitted to be done, if resulting from:

(a)	the direction of, or with the knowledge and concurrence, of TKO; or

(b)	an action taken in good faith by the HD Indemnified Person to protect life or property.

4.05                  Consequential Losses

Neither party shall be liable to the other for any indirect or consequential loss or damages arising out of a breach of this Agreement.

4.06                  Limitation of Liability

Notwithstanding anything to the contrary contained in this Agreement, the liability of HD Services to TKO arising out of any Claims against TKO or the indemnity set out in section 4.04 shall be limited to an amount equal to the aggregate of the amounts actually paid to or accrued in favour of HD Services in accordance with Article 2, save for reimbursable costs in accordance with section 2.03, during the year in which such Claims arise.

4.07                  Claims

                 (1)      In the event that any action, suit or proceeding is brought against either HD Services or TKO (in this Section, an “Indemnified Party”) in respect of which indemnity may be sought against the other party (in this Section, an “Indemnifying Party”) in accordance with section 4.01, the Indemnified Party will give the Indemnifying Party prompt written notice of any such action, suit or proceeding of which the Indemnified Party has knowledge and the Indemnifying Party will undertake the investigation and defence thereof on behalf of the Indemnified Party, including employment of counsel acceptable to such Indemnified Party, and make payment of all expenses.

                (2)      No admission of liability and no settlement of any action, suit or proceeding shall be made without the consent of the Indemnifying Party and the Indemnified Parties affected, such consent not to be unreasonably withheld.

                (3)      Notwithstanding that the Indemnifying Party will undertake the investigation and defence of any action, suit or proceeding, an Indemnified Party will have the right to employ separate counsel in any such action, suit or proceeding and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(a)	employment of such counsel has been authorised by the Indemnifying Party;

(b)	the Indemnifying Party has not assumed the defence of the action, suit or proceeding within a reasonable period of time after receiving notice thereof;

(c)

the named parties to any such action, suit or proceeding include both the Indemnifying Party and the Indemnified Party and the Indemnified Party shall have been advised by counsel that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party; or

(d)	there are one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifying Party.

                 (4)      It is the intention of the parties to constitute each other as trustee for each other’s directors, officers, employees, contractors and agents under this Article 4 and each party agrees to accept such trust and to hold and enforce such covenants on behalf of its own directors, officers, employees, contractors and agents.

                 (5)      For the purposes of this Article 4:

(a)	“action, suit or proceeding” shall include every action, suit or proceeding, civil, criminal, administrative, investigative or other; and

(b)	the right of indemnification conferred hereby shall extend to any threatened action, suit or proceeding.

                 (6)      The foregoing rights of indemnification shall not be exclusive of any other rights to which the Indemnified Parties may be entitled as a matter of law or which may be lawfully granted to such Indemnified Parties and the provisions of this Article 4 are severable, and if any provision hereof shall for any reason be determined invalid or ineffective, the remaining provisions of this Article 4 shall not be affected thereby.

                 (7)      The indemnities set out in section 4.01 and 4.04 shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE 5 - CONFIDENTIALITY

                 (1)      HD Services acknowledges that the business carried on by TKO is an extremely competitive business, that during the Term HD Services will be exposed to confidential information belonging to TKO and its affiliates and that disclosure of any such confidential information to third parties could irreparably damage and place TKO at a competitive disadvantage. Such confidential information shall encompass TKO or its affiliates’ proprietary or confidential information disclosed or entrusted to HD Services or developed or generated by HD Services in the performance of their services pursuant to this Agreement, including information relating to TKO or its affiliates’ mineral properties, exploration results, exploration developments, research data, organizational structure, operations, business plans and affairs, technical projects, pricing data, business costs, inventions, trade secrets, names of joint venture partners or other work produced or developed by or for TKO or any of its affiliates, (“Confidential Information”). HD Services shall:

(a)

diligently take commercially reasonable efforts to protect the integrity and security of the Confidential Information within its control and to ensure that only authorized personnel of HD Services are provided with Confidential Information. HD Services shall limit access to Confidential Information respecting exploration developments to its own staff on a need-to-know basis and shall ensure that its personnel acknowledge the need to protect the confidentiality of the Confidential Information and that they are made aware that they are in a “special relationship” with TKO as contemplated by securities legislation;

(b)

not use the Confidential Information for any purpose other than in connection with the provision of Corporate Services to TKO and not disclose any of the Confidential Information to third parties without the prior written consent of TKO, provided that such consent shall not be required where the Confidential Information is disclosed:

(i)

to the employees, officers, representatives and agents of HD Services and affiliates of HD Services and professional advisors of HD Services, to enable such persons to assist HD Services in providing Corporate Services to TKO; and provided further that all such persons acknowledge the need to preserve and protect the confidential nature of the Confidential Information and to use such information only in connection with the provision of Corporate Services to TKO; and provided further that HD Services shall be liable for any breach of confidentiality by such persons;

(ii)	to the employees, officers, agents or professional advisors of TKO;

(iii)	pursuant to legal process, but only after TKO has received notice of such process to the extent possible and been given an opportunity to contest or resist the process where possible and appropriate.

                 (2)      Section Article 5(1) shall not apply to any information in the possession of HD Services which, at the relevant time:

(a)	through no act or omission of HD Services is or becomes generally known or part of the public domain;

(b)	is furnished to others by TKO without restriction on disclosure; or

(c)	is lawfully furnished to HD Services by a third party without HD Services’ knowledge of a breach of any restriction owed to TKO.

                 (3)      All business, technical, and like records and information received or generated by HD Services during the term of this Agreement in relation to TKO or its affiliates shall be delivered to TKO, or destroyed by HD Services upon request by TKO, at any time during the Term and upon its termination. TKO shall continue to own all rights in such Confidential Information.

                 (4)      In the event that a Party wishes to refer to the other Party hereunder or its engagement with the other Party in any public statement, news release, shareholder communication or otherwise, it must first seek the other Party’s consent (such consent not to be unreasonably withheld or delayed), in all cases, prior to the release of such reference. During the Term, when referring to HD Services in any promotional or marketing materials, TKO shall use such name or trade names of HD Services, or its affiliates or its associates, and describe HD Services and its affiliates and associates, only as permitted by HD Services. Upon termination of this Agreement, each Party shall immediately cease referring to the other Party and any of its affiliates or associates and shall, unless otherwise required by law, amend, update or withdraw any offering documents, promotional and marketing material or other literature then in use that refers to any agreement or arrangement with the other Party.

                 (5)      HD Services acknowledges that it will likely be necessary for TKO to disclose this Agreement to stock exchanges, or other regulatory authorities or otherwise make it pursuant to applicable securities laws and policies. In such instance, TKO acknowledges that disclosure of the commercial terms of this Agreement would be to the detriment of HD Services because of the competitive nature of the advisory business and so TKO will use all reasonable efforts consistent with stock exchange and regulatory requirements and securities laws and policies to remove any commercially sensitive fee information relating to this Agreement before filing or otherwise making this Agreement or its terms public.

ARTICLE 6 - OTHER RIGHTS AND DUTIES OF TKO

6.01                  Access to TKO Properties and Records

For the sole purpose of enabling HD Services to perform the Corporate Services and only to the extent required to enable such performance, TKO shall allow HD Services, its employees and authorized agents reasonable access on notice to the properties and premises where the business of TKO is conducted and shall make available to them all assets owned by TKO or which TKO is entitled to use, which relate to, or form part of, such business and provide access to all information, books, records and data which relate to such business. TKO shall ensure that its employees, and any contractors, consultants, advisors or auditors engaged by it, co-operate fully with HD Services in its performance of the Corporate Services.

6.02                  Access to HD Services Records

Any authorized representative of TKO shall at all reasonable times have full access to all of the records or information of HD Services pertaining to the affairs of TKO. Such access shall be extended to the auditors and other professional advisors of TKO.

6.03                  Audit

TKO shall have the right on reasonable notice of not less than 30 days in any event, to have an independent audit of the relevant business records of HD Services as they relate to the Services provided by HD Services to TKO in order to satisfy itself that the Monthly Fees for Corporate Services and other amounts charged to TKO represent a reasonable allocation of the general costs associated with providing Corporate Services on a cost recovery basis. TKO shall not have the right to audit records and accounts of HD Services related to transactions or operations more than twenty-four (24) months after the calendar year during which the Corporate Services were provided. Any audit conducted on behalf of TKO shall be made during HD Services’ normal business hours and shall not interfere with its operations.

In the event that the Parties are unable to agree on the conclusions of the audit, the matter shall be referred for dispute resolution under Article 8. If that process results in a refund of more than 5% of amounts invoiced by HD Services then HD Services shall not only pay the amount but shall pay for the audit. A 1% to 5% refund adjustment shall result in the audit cost being shared equally and a less than 1% adjustment shall result in TKO paying for the audit. All written exceptions to and claims upon or by HD Services for discrepancies disclosed by such audit shall be made not more than three (3) months after completion and delivery of such audit, or they shall be deemed waived by TKO or HD Services, as the case may be.

6.04                  Non Solicitation

TKO undertakes that is shall not directly or indirectly, for the Term and for 12 months after the date of termination of this Agreement, solicit any HD Services employee or contractor for the purposes of offering employment, unless expressly approved by HD Services in writing. HD Services undertakes that is shall not directly or indirectly, for the Term and for 12 months after the date of termination of this Agreement, solicit any TKO employee or contractor for the purposes of offering employment, unless expressly approved by TKO in writing.

ARTICLE 7 - TERM AND TERMINATION

7.01                  Term

The initial term of this Agreement shall be for a period of two years from the date of this Agreement, following which this Agreement shall automatically renew for successive one year terms unless earlier terminated as provided in section 7.02.

7.02                  Termination

                 (1)      This Agreement may be terminated without cause at any time by either Party giving sixty (60) days notice in writing to the other Party, except that where a TKO is engaged in a material mine construction or expansion program such period shall be extended to one hundred and eighty (180) days notice. Such termination shall not affect obligations of TKO under agreed Programs for any third party commitments made by HD Services.

                 (2)      Notwithstanding section 7.02(1), TKO may terminate this Agreement with immediate effect for cause, which shall include:

(a)	HD Services becoming involved in any fraud or dishonest or serious misconduct in circumstances that would, in the reasonable opinion of TKO, make HD Services unsuitable to act on behalf of TKO;

(b)	HD Services being in material breach of this Agreement and within thirty (30) days of receipt of notice thereof from TKO either:

(i) such breach is not remedied; or

(ii)

if such breach is incapable of being remedied, either within such thirty (30) day period or at all, HD Services has not paid reasonable monetary compensation in lieu of remedying the breach; provided that the breach is not of such a fundamental nature as to significantly impair the value to TKO of the Agreement;

(c)	the dissolution, liquidation, bankruptcy, insolvency or winding-up or the making of any assignment for the benefit of creditors of HD Services; or

(d)	the appointment of a trustee, receiver and manager or liquidator of HD Services.

                  (3)      Notwithstanding section 7.02(1), HD Services may terminate this Agreement with immediate effect for cause, which shall include:

(a)

TKO having been determined to have acted dishonestly in connection with HD Services or TKO becoming involved in any fraud or dishonest or serious misconduct in circumstances that would, in the reasonable opinion of HD Services, make representation of TKO by HD Services unsuitable;

(b)	TKO being in material breach of this Agreement and within thirty (30) days of receipt of notice thereof from HD Services either:

	(i)	such breach is not remedied; or

(ii)

if such breach is incapable of being remedied, either within such thirty (30) day period or at all, TKO has not paid reasonable monetary compensation acceptable to HD Services in lieu of remedying the breach; provided always that the breach is not of such a fundamental nature as to significantly impair the value to HD Services of the Agreement;

(c)	the dissolution, liquidation, bankruptcy, insolvency or winding-up or the making of any assignment for the benefit of creditors of TKO;

(d)	the appointment of a trustee, receiver and manager or liquidator of TKO; or

(e)	TKO not retaining HD Services to provide Services as contemplated under Article 1 for a period of 90 days.

                 (4)      if this Agreement is terminated:

(a)	all rights and obligations under this Agreement (except those in Articles 3 and 5 and this section 7.02(4)) shall terminate;

(b)

for any reason other than the circumstances described section 7.02(2)(a) and 7.02(2)(b), HD Services shall be entitled to receive, and TKO shall pay to HD Services, any outstanding fees and any reimbursable expenses pursuant to Article 2 up to and including the date of termination;

(c)

during the course of implementation of any Program, the Parties shall negotiate in good faith to minimize any interruption of such Program and to ensure that the costs related thereto are duly discharged by TKO;

(d)	notwithstanding such termination, TKO shall continue to be bound by any agreements contracted for or on its behalf by HD Services in accordance with this Agreement prior to such termination; and

(e)

HD Services will have the right (the “Call Option”), exercisable by the giving of notice to TKO within fifteen (15) business days following the effective date of such termination (the “Call Option Period”), to require TKO to sell the one (1) common share of HD Services held by TKO as of the date hereof and any other common shares of HD Services held by TKO as at the date of such termination (collectively, the “HD Services Share”) for the aggregate amount of $1.00. If HD Services exercises the Call Option as aforesaid, the transaction of purchase and sale must be completed within twenty (20) business days (or such longer period as may reasonably be required to comply with all applicable statutory and regulatory requirements) of the expiry of the Call Option Period. The transaction will be completed at HD Services’ registered office where delivery of the HD Services Share must be made by the TKO with good title, free and clear of by certified cheque or bank draft by HD Services all liens, charges, encumbrances and any other rights of others, against payment of $1.00 cash or cheque.

                 (5)      If this Agreement is terminated for any reason other than pursuant to Section 7.02(2)(a) or 7.02(2)(b), TKO shall, within 20 business days following the effective date of such termination, pay HD Services the amount of $350,000, representing the Parties’ presently agreed bona fide estimate of the pro rata share of the estimated contingent liabilities of HD Services related to offering to supply Services under this Agreement.

ARTICLE 8 - DISPUTE RESOLUTION

8.01                  Disputes Regarding Reimbursable Costs

Notwithstanding section 8.02, in the event of any dispute arising between the Parties regarding fees or reimbursable costs claimed by HD Services in accordance with Article 2 and such dispute not having been resolved between the Parties within one (1) month from the written notice of such dispute by either Party to the other, such dispute may be referred by either Party to a Chartered Accountant (“CA”) to be mutually agreed or failing which a third CA appointed by a CA chosen by each of the Parties. Such CA shall act as arbitrator based on the results of the audit work (and such other work as he or she may direct be done) and shall be entitled to make such adjustments as may in the circumstances appear to it to be appropriate and whose decision shall be regarded as the decision of an arbitrator and shall be binding and final upon the Parties. The costs of the CA in deciding such dispute shall be borne by each Party in the same proportion as the cost of the audit in 6.03.

8.02                  Other Disputes

Any dispute arising under or in connection with any matter relating to or resulting from the performance of obligations under this Agreement, other than as contemplated by section 8.01, which has not been resolved by the Parties within thirty (30) days after the date on which either Party delivers written notice to the other Party of such dispute, which notice shall specify in reasonable detail the matter or matters in dispute, shall:

(a)

be referred to the President or the Chief Executive Officer of each Party (or the person who performs like functions), who shall meet (face to face or by telephonic means) within ten (10) days from the expiry of such thirty (30) day period and shall endeavour to resolve such dispute; and

(b)

failing such resolution, be referred to and finally resolved by arbitration administered by the British Columbia International Commercial Arbitration Centre (the “Arbitration Centre”) under its International Commercial Arbitration Rules of

Procedure (the “Arbitration Rules”). The place of arbitration shall be Vancouver, British Columbia. The parties agree to use a single arbitrator.

ARTICLE 9 - MISCELLANEOUS

9.01                  Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

To Hunter Dickinson Inc. (to be renamed Hunter Dickinson Services Inc.):

1020 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

Fax: (604) 681 2741

Attention: President

To Taseko Mines Limited:

1020 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

Fax: (604) 681 2741

Attention: Secretary

or to such other address, individual or electronic communication number as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the third (3rd) business day following the deposit thereof in the mail and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day. If the Party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by electronic communication.

9.02                  Further Assurances

Each Party will from time to time execute and deliver such further documents and instruments and do all acts and things as the other Party may reasonably require to effectively carry out or better evidence or perfect the terms of this Agreement.

9.03                  Entire Agreement

Except for those provisions of the Geological, Management and Administration Agreement dated December 31, 1996, between Hunter Dickinson Inc and TKO which are stated to survive the termination of that agreement, this Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement.

9.04                  Assignment

This Agreement may not be assigned by either Party without the prior written consent of the other Party. Any assignment shall require the written agreement of the assignee to be bound by the terms hereof.

9.05                  Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by the Parties. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

9.06                  Enurement

This Agreement shall enure to the benefit of the Parties and shall be binding upon their successors and permitted assigns.

9.07                  Ambiguities

Each of the parties has participated in the drafting of this Agreement and any rule of construction to the effect that ambiguities are to be resolved against the drafting party will not apply to the interpretation of this Agreement.

9.08                  Enforceability

If any term, provision, covenant or condition of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of the provisions will remain in full force and effect and will not be affected, impaired or invalidated thereby.

9.09                   Severability

If a provision of this Agreement shall be found to be wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part of this Agreement.

9.10                  Currency

All dollar figures referred to in this Agreement are Canadian dollars unless specifically noted otherwise.

9.11                  Headings, Etc.

The division of this Agreement into Articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof’, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and sections are to Articles and sections of this Agreement.

9.12                  Expanded Meanings

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)

the singular of any term includes the plural, and vice versa, the use of any term is equally applicable to any gender and, where applicable, a body corporate, the word “or” is not exclusive and the word “including” is not limiting (whether or not non- limiting language is used with reference thereto);

(b)	a reference to a person includes a company or other entity constituting a legal person; and

(c)

the words “written” or “in writing” include printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception including telex, telegraph or telecopy.

9.13                  Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

9.14                  Facsimiles

Delivery of an executed signature page to this Agreement by either Party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such Party.

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date and year first above written.

ANNEXURE A

[Deleted Text: HD Services Charge-Out Rates Schedule]

A-1